Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Cyteir Therapeutics, Inc. for the registration of up to $300,000,000 of common stock, preferred stock, debt securities, warrants or units of Cyteir Therapeutics, Inc., and Prospectus Supplement of Cyteir Therapeutics, Inc. for the offering, issuance and sale of up to $75,000,000 of common stock by Cyteir Therapeutics, Inc., and to the incorporation by reference therein of our report dated March 16, 2022, with respect to the consolidated financial statements of Cyteir Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 8, 2022